FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of May 2015

MEDIGUS LTD.
(Translation of registrant's name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

CONTENTS

The Registrant announces that:

1)
It will hold a Special General Meeting of Shareholders on Sunday, June 14, 2015, at 11 a.m. Israel time at the offices of the Company, Building 7A, Omer Industrial Park, Israel. In connection with this meeting, on May 21, 2015 the Registrant published in Hebrew on the MAGNA site of the Israel Securities Authority the attached proxy statement.

2)
It will hold a Special General Meeting of the holders of Series 8 Warrants of the Company, on Sunday, June 14, 2015, at 12 p.m. Israel time at the offices of the Company, Building 7A, Omer Industrial Park, Israel. In connection with this meeting, on May 21, 2015 the Registrant published in Hebrew on the MAGNA site of the Israel Securities Authority the attached proxy statement.

This report on Form 6-K of the registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

Exhibits

99.1	Translation of Notice and Proxy Statement of Special General Meeting of Shareholders
99.2	Translation of Notice and Proxy Statement of Special General Meeting of Series 8 Warrant holders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: May 21, 2015	By:	/s/ Oded Yatzkan
Oded Yatzkan
Chief Financial Officer